Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-220346 on Form F-3 of our reports dated March 15, 2019, relating to the financial statements of Brookfield Business Partners L.P. (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Partnership's change in method of accounting for revenue due to the adoption of IFRS 15, Revenue from Contracts with Customers), and the effectiveness of the Partnership’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Partnership for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 15, 2019